VIA EDGAR

February 11, 2022

U.S. Securities and Exchange Staff

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jane Park
Christine Westbrook

RE:	FibroGen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
File No. 001-36740

Ladies and Gentlemen:

FibroGen, Inc. (“FibroGen” or the “Company” or “we”) is submitting this letter via electronic submission in response to a letter (the “Comment Letter”), dated February 2, 2022, from the Staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the year ending December 31, 2020 (the “2020 10-K”), filed on March 1, 2021.

For the Staff’s convenience, we have incorporated its comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the 2020 10-K.

In addition to the disclosures we proposed in our December 16, 2021 and January 20, 2022 letters, we have proposed further changes to our Form 10-K for the year ending December 31, 2021 as noted below under “Proposed Disclosures”.

409 Illinois Street, San Francisco, CA 94158	415.978.1200	www.fibrogen.com

Cover Page

1. We note your response to our prior comment 5, which we reissue in part. Please revise your proposed disclosure to include related disclosure at the onset of Part 1. We will not object to expanded disclosure under the heading "China Operations," as referenced in response to prior comment 1.

Response:

The Company advises the Staff that, in addition to our response to prior comment 5 from the Staff’s January 5, 2022 letter, we proposed to make the following disclosure in our new China Operations Risks section at the outset of Part 1:

Proposed Disclosure:

“Our independent registered public accounting firm, PricewaterhouseCoopers LLP, is headquartered in the United States and was not identified in the December 16, 2021 PCAOB report of firms that they were unable to inspect.  Therefore, the Holding Foreign Companies Accountable Act does not apply to us.”

2. We note your proposed additional risk factor in response to our prior comment 6. Please revise your proposed disclosure to explicitly address the consequences to you and your investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor, including but not limited to, the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and that an exchange may determine to delist your securities.

3. We note your response to our prior comment 7, which we reissue. Please revise your proposed disclosure to also disclose that the United States Senate has passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Additionally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response to Comments 6 and 7:

The Company reiterates its response to prior comment 5 from the Staff’s January 5, 2022 letter.  Specifically, the Holding Foreign Companies Accountable Act does not currently apply to us as our independent registered public accounting firm is headquartered in the United States.

409 Illinois Street, San Francisco, CA 94158	415.978.1200	www.fibrogen.com

To address the Staff’s Comments 2 and 3 in the most recent Comment Letter, the Company will modify the following risk factor (which was proposed in our January 20, 2022 response letter):

Proposed Disclosure:

“A portion of our audit is conducted by an independent registered public accounting firm that is not subject to PCOAB inspection, which may negatively impact investor sentiment towards our Company or our China operations which could adversely affect the market price of our common stock.

The majority of audit work incurred for the audit report included in this Annual Report was performed by the U.S.-based independent registered public accounting firm we have retained, PricewaterhouseCoopers LLP, which is headquartered in the United States and was not identified in the report issued by the Public Company Accounting Oversight Board (“PCAOB”) on December 16, 2021 of firms that they were unable to inspect.

However, we estimate that between 20% and 30% of the total audit hours for our December 31, 2021 audit were provided by PricewaterhouseCoopers Zhong Tian LLP, which is headquartered in the People’s Republic of China. PricewaterhouseCoopers Zhong Tian LLP was identified in the report issued by the PCAOB on December 16, 2021 as a Firm the PCAOB was unable to inspect.

On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was signed into law. The HFCAA requires that the SEC identify issuers that retain an auditor that has a branch or office that is located in a foreign jurisdiction and that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. As PricewaterhouseCoopers Zhong Tian LLP is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, they are not currently subject to inspection. Amongst other things, the HFCAA requires the SEC to prohibit the securities of any issuer from being traded on any of the U.S. national securities exchanges, such as Nasdaq, or on the U.S. “over-the-counter” markets, if the auditor of the issuer’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law became effective.

On June 22, 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendment as the bill passed by the Senate. The America COMPETES Act of 2022 however includes a broader range of legislation than the AHFCAA in response to the U.S Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and the U.S. Senate will need to agree on amendments to these respective bills to allow the legislature to pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and the U.S. House of Representatives will resolve the differences or if and when the President will sign the bill to make the amendments into law.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered accounting firms headquartered in China and in Hong Kong. PricewaterhouseCoopers Zhong Tian LLP was named in this report.

409 Illinois Street, San Francisco, CA 94158	415.978.1200	www.fibrogen.com

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA. This rule stated that only the principal accountant – as defined by Rule 2-05 of Regulation S-X and PCAOB AS 1205 is “deemed ‘retained’ for purposes of Section 104(i) of the Sarbanes-Oxley Act and the Commission’s determination of where the registration statement should be a Commission Identified Issuer.” The principal accountant, as defined, that we have retained is PricewaterhouseCoopers LLP. The HFCAA does not apply to registrants that retain a principal accountant that is headquartered in the United States. Accordingly, the HFCAA does not currently apply to us.

If our operations fundamentally change in a way that requires our independent registered public accounting firm be located in China or Hong Kong in order to comply with the standards of the PCAOB regarding principal auditor then the HFCAA would apply to us, including the potential delisting from Nasdaq and prohibition from trading in the over-the counter market in the United States. Such a restriction would negatively impact our ability to raise capital.  We view the likelihood to be remote that our operations will fundamentally change, as to require our principal auditor to be located in China or Hong Kong. Additionally, it is possible that in the future Congress could amend the HFCAA  or the SEC could modify its regulations to apply the restrictions, including trading prohibitions and delisting, under the HFCAA in situations in which an independent registered public accounting firm in China or Hong Kong performs part of the audit such as in our current situation. There are currently no such proposals.

Inspections of auditors conducted by the PCAOB in territories outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from evaluating the effectiveness of such audits and such auditors’ quality control procedures. The component of our audit that was performed by PricewaterhouseCoopers Zhong Tian LLP and the work papers associated with such audit work is not currently subject to inspection by the PCAOB. As a result, investors are deprived of the potential benefits of such PCAOB inspections for this portion of our audit, which could cause investors and potential investors in our common stock to lose confidence in the audit procedures conducted by our U.S. auditor’s China-based subsidiary, which may negatively impact investor sentiment towards our Company or our China operations, which in turn could adversely affect the market price of our common stock.

The Company appreciates the Staff’s comments on this topic and believes the proposed disclosures above, in addition to the disclosures proposed in our December 16, 2021 letter and January 20, 2022 letter, (which we propose to make in our Form 10-K for the year ending December 31, 2021) will provide additional information that will be helpful to an investors’ understanding of our business and the risks associated with operating in China.

Please contact me at (415) 978-1522 and jalden@fibrogen.com with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John Alden
John Alden
Vice President, Legal

cc:	Juan Graham, FibroGen, Inc.
Michael Lowenstein, FibroGen, Inc.

409 Illinois Street, San Francisco, CA 94158	415.978.1200	www.fibrogen.com